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March 17, 2021

Mr. Ryan Sutcliffe
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	North Square Investments Trust
Registration Statement on Form N-14
File No. 333-252522

Dear Mr. Sutcliffe:

On February 24, 2021, and February 25, 2021, the staff of the Securities and Exchange Commission (the “Staff”) provided initial comments to the registration statement filed on Form N-14 (the “Registration Statement”) of North Square Investments Trust (the “Registrant”).  On March 5, 2021, the Registrant filed EDGAR correspondence responding to those comments (the “Initial Response Letter”) and a related pre-effective amendment to the Registration Statement (“Pre-Effective Amendment”) incorporating such comments into the Registration Statement.  On March 15, 2021, you provided additional comments to us by telephone in response to the Initial Response Letter and Pre-Effective Amendment. This letter responds to those additional comments.  Defined terms used herein are as defined in the Pre-Effective Amendment. The Staff’s additional comments and Registrant’s responses thereto are provided below. Changes referenced will be reflected in another pre-effective amendment filed to the Registration Statement.

Comment 1:	Complete all blanks in the Proxy Statement/Prospectus relating to material dates.

Response:	The Registration Statement will be revised appropriately in response to this comment.

Comment 2:
Please include in the Proxy Statement/Prospectus the Registrant’s full response to Comment 2 of the Initial Response Letter regarding actions that the Board of SIT will consider if shareholders of an Acquired Fund fail to approve the Reorganization.

Response:	The Registration Statement will be revised appropriately in response to this comment.

Comment 3:
The Staff reiterates Comment 7 of the Initial Response Letter, which requests that the Registrant clarify the sentence disclosing the date and time by which requests for registration for the Special Meeting must be received.

Response:	The Registration Statement will be revised appropriately in response to this comment.

Comment 4:
With respect to the recoupment provisions referenced in the descriptions of the Expense Limitation Agreements for Stadion Tactical Growth Fund (Proposal 2) and Stadion Trilogy Alternative Return Fund (Proposal 3), state supplementally whether the recoupment period can extend beyond three years from the specific waiver or reimbursement.  The Staff notes that if the recoupment period exceeds three years for a Fund, the Fund must perform and an auditor must review an analysis under Statement of Financial Accounting Standards No. 5, Accounting for Contingencies.

Response:
Stadion Money Management, Inc. (“Stadion”) has confirmed that the terms of the expense limitation agreements for the relevant Acquired Funds limit Stadion’s recoupment right to only those waivers and reimbursements that occurred in the prior three years (thirty-six months).  In any event, Stadion has agreed to waive any right to recoup any expenses previously waived or reimbursed following the closing of the Reorganizations.

Comment 5:
The Staff reiterates Comment 14 of the Initial Response Letter, which requests that data in the bar chart and performance table under the section titled “Summary Comparison of the Funds – Performance Information” be updated to reflect information as of December 31, 2020.

Response:	The Registration Statement will be revised appropriately in response to this comment.

Comment 6:
With respect to Proposal 1 relating to the Reorganization of Stadion Tactical Defensive Fund under the section titled “Summary Comparison of the Funds – Performance Information,” please explain supplementally why the since-inception return for Class C shares in the performance table was revised in the Pre-Effective Amendment.

Response:
Stadion has indicated that the “Since-Inception of Class” performance figure for Class C shares of the Stadion Tactical Defensive Fund was revised to correct the figure previously reported, which inadvertently underreported actual performance for such shares since their inception.

Comment 7:
The Staff reiterates Comment 16 of the Initial Response Letter, which requests that the Registrant reorder the disclosure to comply with Item 3 of Form N-14, in particular that the discussion of risk factors of investing in the Funds appear immediately after the synopsis.

Response:	The Registration Statement will be revised appropriately in response to this comment.

Comment 8:	Please provide an updated auditor consent to correct the inadvertent reference to the N-14 of “Stadion Investment Trust,” as opposed to “North Square Investments Trust.”

Response:	A revised auditor consent will be filed in a pre-effective amendment to the Registration Statement.

*          *          *

If you have any additional comments or questions, please contact Robert M. Kurucza at (202) 661-7195 or Lancelot A. King at (202) 661-7196.

Sincerely,

/s/ Robert M. Kurucza
    Robert M. Kurucza

/s/ Lancelot A. King
Lancelot A. King

cc: Alan E. Molotsky, Esq.